Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING OF 2021

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2021 of PetroChina Company Limited (the “Company”) (the “EGM”) will be held at Beijing Soluxe Heyi Hotel Tarim, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 21 October 2021 at 9 a.m. to consider and approve the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the election of the following persons nominated as directors of the Company:

(1)	Mr. Hou Qijun as director of the Company;

(2)	Mr. Ren Lixin as director of the Company.

By Order of the Board PetroChina Company Limited Chai Shouping Company Secretary

6 September 2021

Notes:

1.

The register of members of H Shares of the Company will be closed from Tuesday, 21 September 2021 to Thursday, 21 October 2021 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 20 September 2021. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Thursday, 21 October 2021 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

2.	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Board of Directors Office (Address: Room 0611, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 20 October 2021). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

5.

The completed and signed reply slip accompanying each notice of EGM should be delivered to Board of Directors Office for holders of A shares at Room 0611, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before Thursday, 30 September 2021 personally, by mail or by fax (fax number: (8610) 6209 9557; to Hong Kong Registrars Limited for holders of H shares at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

6.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

7.	The address of the Board of Directors Office is as follows:

Room 0611, Block C,
9 Dongzhimen North Street,
Dongcheng District, Beijing, the PRC
Postal code: 100007
Contact person: Chai Shouping
Tel: (8610) 5998 2622
Fax: (8610) 6209 9557

8.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

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